FAX COVER SHEET

Please deliver the following material as soon as possible.

TO: Name: _Cathey Baker_

Company: _SEC_

Fax No.: _202 772 9202_

Number of Pages, including this cover sheet: _2_

Copy sent by U.S. Mail [ ] Yes [✓] No

PLEASE NOTIFY US IMMEDIATELY IF NOT RECEIVED PROPERLY AT (949) 489-2400.

FROM: Jehu Hand

Fax No.: (949) 489-0034

Date: _06-08_, 2007

SPECIAL INSTRUCTIONS:

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QUALSEC
1770 N. Research Pkwy. Suite 183
North Logan, Utah 84341

June 7, 2007

Cathey Baker
Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: *Qualsec*
       Amendment No. 4 to Offering Statement on Form 1-A
       File No. 24-10160

Dear Ms. Baker:

We request that the above-captioned Offering Statement be declared qualified on Tuesday June 13, 2007 at 5 pm EDT or as soon thereafter as practicable.

We acknowledge that:

(1)   should the commission or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing.

(2)   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3)   the Company may not assert staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,



Joel Hand
President